Exhibit 99.1

For Immediate Release
October 21, 2004

SAP Announces 2004 Third Quarter and Nine Months Results

Company Reports 13% Growth in Software Revenues for the Third Quarter
Operating Income Increases 12% and Net Income Rises 15% for the Third Quarter
Company Continued to Gain Share Against its Peer Group

     WALLDORF — October 21, 2004 — SAP AG (NYSE: SAP) today announced its preliminary financial results for the third quarter and nine months ended September 30, 2004. Highlights of the results are as follows.

HIGHLIGHTS — Third Quarter 2004

Revenues

•	Software revenues were €491 million (2003: €433 million), representing an increase of 13% compared to the same period in 2003. At constant currencies[1], software revenues increased 17% year-over-year.

•	Software revenues in the EMEA region increased 24% to €249 million (2003: €201 million). At constant currencies[1], software revenues in the EMEA region increased 24% year-over-year.

•	Software revenues in the U.S. increased 6% to €149 million (2003: €140 million). At constant currencies[1], software revenues in the U.S. increased 15% year-over-year.

•	Total revenues were €1.8 billion (2003: €1.7 billion), which was an increase of 8% compared to the third quarter of 2003. At constant currencies[1], total revenues increased 11% year-over-year.

SAP Reports 2004 Third Quarter and Nine Months Results	Page 2

Income

•	Operating income was €461 million (2003: €413 million), which was an increase of 12% compared to the same period last year. Pro forma operating income[2] was €475 million (2003: €423 million), representing an increase of 12% year-over-year.

•	The operating margin was 26%, which was up 1 percentage point year-over-year. The pro forma operating margin[2] was 27%, which increased by 1 percentage point compared to the third quarter of 2003.

•	Net income was €291 million (2003: €252 million), or €0.94 per share (2003: €0.81 per share), representing an increase of 15% compared to the third quarter of 2003. Pro forma net income[2] was €302 million (2003: €260 million), or pro forma €0.97 per share[2] (2003: €0.84 per share), representing an increase of 16% compared to the same period in 2003.

Peer Group Share

•	With approximately $609 million in software revenues on a quarter-end U.S. dollar exchange rate basis, SAP continued to gain worldwide share against its peer group (defined as SAP and the four companies mentioned in footnote 3). On a rolling four quarter basis, the Company’s worldwide share against its peer group based on software revenues was 56% at the end of the third quarter of 2004 compared to 53% at the end of the third quarter of 2003.

•	On a rolling four quarter basis, the Company’s U.S. share against its peer group (defined as SAP and the four companies mentioned in footnote 4) based on software revenues was 38% at the end of the third quarter of 2004 compared to 32% at the end of the third quarter of 2003.

HIGHLIGHTS — Nine Months 2004

Revenues

•	Nine month software revenues were €1.4 billion (2003: €1.2 billion), representing an increase of 12% compared to the same period in 2003. At constant currencies[1], software revenues increased 15% for the nine month period.

SAP Reports 2004 Third Quarter and Nine Months Results	Page 3

•	Total revenues for the first nine months were €5.1 billion (2003: €4.8 billion), which was an increase of 6% compared to the same period in 2003. At constant currencies[1], total revenues increased 10% for the nine month period.

Income

•	Operating income for the nine month period was €1.2 billion (2003: €1.1 billion), which was an increase of 13% compared to the same period last year. Pro forma operating income[2] was €1.2 billion (2003: €1.1 billion) for the first nine months, representing an increase of 11% compared to the same period in 2003.

•	The operating margin for the nine months ended September 30, 2004 was 23%, which was up 1 percentage point compared to the nine months ended September 30, 2003. The pro forma operating margin[2] for the 2004 nine month period was 24%, which represented an increase of 1 percentage point compared to the same period in 2003.

•	Net income for the 2004 nine month period was €769 million (2003: €657 million), or €2.47 per share (2003: €2.11 per share), representing an increase of 17% compared to the 2003 nine month period. 2004 nine months pro forma net income[2] was €804 million (2003: €713 million), or pro forma €2.59 earnings per share[2] (2003: €2.29 per share), representing an increase of 13% compared to the first nine months of 2003.

Cash Flow

•	Operating cash flow for the nine months ended September 30, 2004 was €1.3 billion (2003: €1.0 billion), which was an increase of 29% compared to last year. Free cash flow[2] as a percentage of total revenues was 24% (2003: 19%). At September 30, 2004, the Company had €2.8 billion in liquid assets (September 30, 2003: €1.8 billion).

SAP Reports 2004 Third Quarter and Nine Months Results	Page 4

     “SAP delivered a strong set of results this quarter as we continued to gain share against our peer group. Each of the three regions reported year-over-year growth, resulting in a more balanced performance than we have previously seen this year,” said Henning Kagermann, CEO of SAP.

     “Our customers and prospects are looking for solutions to help them grow, innovate and adapt to rapidly changing business environments. SAP’s unique portfolio, including the SAP NetWeaver open application and integration platform and next-generation solutions such as mySAP ERP, in addition to the transition of our products to the Enterprise Services Architecture, make us the right choice for today and tomorrow’s business challenges. SAP remains a trusted and reliable business partner.”

BUSINESS OUTLOOK

     The Company provided an update on its outlook for 2004.

•	The Company continues to expect full-year 2004 software revenues to increase by around 10% compared to 2003. Accordingly, the Company expects fourth quarter 2004 software revenues to increase in a range of 7% to 8% compared to the fourth quarter of 2003.

•	The Company continues to expect the full-year 2004 pro forma operating margin, which excludes stock-based compensation and acquisition-related charges, to increase by around one percentage point compared to 2003.

•	The Company continues to expect full-year 2004 pro forma earnings per share, which excludes stock-based compensation, acquisition-related charges and impairment-related charges, to be in the range of €4.20 to €4.30 per share.

•	The outlook is based on an assumed U.S. Dollar to Euro exchange rate of $1.22 per €1.00 (previously $1.25 per €1.00).

SAP Reports 2004 Third Quarter and Nine Months Results	Page 5

BUSINESS REVIEW — Third Quarter and Nine Months 2004

Third Quarter 2004 key figures at a glance (in €millions, unaudited)
SAP Group

	3Q 2004	3Q 2003	Change	% Change
Revenues	1,776	1,652	+124	+8%

Software revenues	491	433	+58	+13%

Income before taxes	465	425	+40	+9%

Net income	291	252	+39	+15%

Headcount, in full-time equivalents (Sep. 30)	31,582	29,165	2,417	+8%

Third Quarter 2004 Software Revenue by Region (in €millions, unaudited)
SAP Group

	Revenue	Revenue
	3Q 2004	3Q 2003	Change	% Change
Total	491	433	+58	+13%

- at constant currency rates				+17%

EMEA	249	201	+48	+24%

- at constant currency rates				+24%

Asia Pacific	69	56	+13	+23%

- at constant currency rates				+30%

Americas	173	176	-3	-2%

- at constant currency rates				+6%

     As was expected toward the second half of the year, the EMEA region experienced increased software revenue growth. In the third quarter, software revenues in EMEA grew 24% year-over-year helped by good execution throughout most countries in Europe. The Company continued to see steady growth in Germany with a 9% year-over-year increase in software revenues. In the U.S., software revenues increased 6%, but 15% at constant currencies. The continued solid performance in the U.S. comes on top of very strong growth reported in the third quarter of 2003. The APA region recorded another very good quarter with 23% growth in software revenues (30% at constant currencies). Excluding Japan, in which software revenues were down 25% (22% at constant currencies), the APA region’s performance was even better due to continued rapid growth in the emerging market countries of Asia. Japan’s year-over-year decline in software revenues was partly the result of a continued sales force realignment taking place in the Japanese organization.

SAP Reports 2004 Third Quarter and Nine Months Results	Page 6

Third Quarter 2004 Total Revenue by Region (in €millions, unaudited)
SAP Group

	Revenue	Revenue
	3Q 2004	3Q 2003	Change	% Change
Total	1,776	1,652	+124	+8%

- at constant currency rates				+11%

EMEA	968	877	+91	+10%

- at constant currency rates				+10%

Asia Pacific	211	203	+8	+4%

- at constant currency rates				+8%

Americas	597	572	+25	+4%

- at constant currency rates				+13%

Nine Months 2004 Key figures at a glance (in €millions, unaudited)
SAP Group

	9M 2004	9M 2003	Change	% Change
Revenues	5,113	4,810	+303	+6%

Software revenues	1,358	1,216	+142	+12%

Income before taxes	1,220	1,083	+137	+13%

Net income	769	657	+112	+17%

Headcount, in full-time equivalents (Sep. 30)	31,582	29,165	2,417	+8%

Nine Months 2004 Software Revenue by Region (in €millions, unaudited)
SAP Group

	Revenue	Revenue
	9M 2004	9M 2003	Change	% Change
Total	1,358	1,216	+142	+12%

- at constant currency rates				+15%

EMEA	712	667	+45	+7%

- at constant currency rates				+7%

Asia Pacific	184	173	+11	+6%

- at constant currency rates				+10%

Americas	462	376	+86	+23%

- at constant currency rates				+33%

SAP Reports 2004 Third Quarter and Nine Months Results	Page 7

Nine Months Total Revenue by Region (in €millions, unaudited)
SAP Group

	Revenue	Revenue
	9M 2004	9M 2003	Change	% Change
Total	5,113	4,810	+303	+6%

- at constant currency rates				+10%

EMEA	2,833	2,673	+160	+6%

- at constant currency rates				+6%

Asia Pacific	605	591	+14	+2%

- at constant currency rates				+4%

Americas	1,675	1,546	+129	+8%

- at constant currency rates				+18%

Nine Months Software Revenue by Solution (in €millions, unaudited)5
SAP Group

	Q1 2004	Q2 2004	Q3 2004
ERP	156	205	206

SCM	81	107	96

CRM	71	110	104

SRM	24	27	33

PLM	31	29	40

Other	7	19	12

Total Software Revenue	370	497	491

KEY EVENTS IN THE THIRD QUARTER OF 2004

•	In the third quarter, SAP demonstrated strong momentum, announcing major deals in all key regions. These included in the Americas Allergan, Bose, CenturyTel Service Group, Clark County, and HP; in EMEA Hypo Real Estate Bank, InBev, Innovia, and GE SeaCo; and in Asia Pacific Adventech, Indian Oil, Woongjin and Sinopec.

•	SAP called for an open discourse on RFID and Data Privacy. SAP is driving an initiative to bring together industry and business leaders, political representatives, IT vendors and privacy advocates to address concerns about privacy issues that are impeding widespread RFID adoption and subsequently the development of the technology itself. The first discussion took place at SAP’s Berlin, Germany, offices. Further SAP-hosted RFID panel discussions are planned for the coming months and will also run in conjunction with key trade events such as National Manufacturing Week, taking place next year in Chicago, Illinois and CeBIT 2005, being held in Hanover, Germany.

•	SAP and Kimberly-Clark Corporation announced a strategic development initiative to create a new marketing resource management (MRM) platform for consumer goods companies that

SAP Reports 2004 Third Quarter and Nine Months Results	Page 8

will automate the most time-consuming administrative tasks within marketing. SAP, with Kimberly-Clark’s industry expertise, will build upon the marketing and brand equity management capabilities currently available within mySAP™ Customer Relationship Management (mySAP CRM) to create new functionality that further automates the processes of planning, budgeting, developing, executing and measuring marketing efforts.

•	SAP opened its new SAP Global Support Center (GSC) in Dalian, China. The GSC China will become the primary hub for delivering services and support to SAP customers in Asia Pacific countries including China, Japan and Korea. More than 4,200 SAP customers throughout the Asia Pacific region will benefit from a highly skilled workforce providing support in the customers’ native language.

•	SAP America, Inc. and Automatic Data Processing, Inc. (ADP), a leading provider of integrated outsourced payroll and human resources services, announced a partnership agreement that will enable businesses to manage HR and payroll functions through SAP® Business One. Companies or subsidiaries of larger enterprises will be able to easily conduct payroll and HR tasks with SAP Business One via an interface with ADP’s payroll and HR solutions.

Webcast/Supplementary Financial Information

     SAP senior management will host a conference call today at 3:00 PM (CET) / 12:00 PM (GMT) / 9:00 AM (Eastern) / 6:00 AM (Pacific). The conference call will be web cast live at <http://www.sap.com/investor> and will be available for replay purposes as well. Supplementary financial information pertaining to the quarterly results can be found on the Company’s website at http://www.sap.com/investor.

Footnotes

1)	Constant currency data excludes the impact of currency exchange rates.

2)	The press release discloses certain financial measures, such as pro forma EBITDA, free cash flow, pro forma operating income, pro forma net income and pro forma EPS, that are considered non-GAAP financial measures. The non-GAAP measures included in our press release have been reconciled to the nearest GAAP measure as is required under SEC rules regarding the use of non-GAAP financial measures. Pro forma operating income and pro forma operating margin exclude stock-based compensation and acquisition-related charges. Pro forma net income and pro forma earnings per share exclude stock-based compensation, acquisition-related charges and impairment-related charges.

3)	Beginning in the first quarter of 2004, the Company’s peer group changed, better reflecting what SAP believes it to be its peer group of major global business applications providers. Worldwide share of what SAP considers to be its peer group of Microsoft Corp. (business solutions segment only), Oracle Corp. (business applications only), PeopleSoft, Inc. and Siebel Systems, Inc. is based on comparable software revenues in U.S. dollars (for vendors

SAP Reports 2004 Third Quarter and Nine Months Results	Page 9

that did not yet announce or pre-announce software revenues, analyst estimates were used). SAP’s results have been converted into U.S. dollars. Until the end of 2003, SAP considered its peer group to be i2 Technologies, Inc., Oracle Corp. (business applications only), PeopleSoft, Inc. and Siebel Systems, Inc. Based on the peer group used in 2003, SAP’s share would have been 62% in the third quarter of 2004.

4)	Beginning in the first quarter of 2004, the Company’s peer group changed, better reflecting what SAP believes it to be its peer group of major global business applications providers. U.S. share of what SAP considers to be its peer group of Microsoft Corp. (business solutions segment only), Oracle Corp. (business applications only), PeopleSoft, Inc. and Siebel Systems, Inc. is based on comparable U.S. software revenues in U.S. dollars (for vendors that did not yet announce or pre-announce software revenues, analyst estimates were used, and for some vendors U.S. software revenues are estimated). SAP’s results have been converted into U.S. dollars. Until the end of 2003, SAP considered its peer group to be i2 Technologies, Inc., Oracle Corp. (business applications only), PeopleSoft, Inc. and Siebel Systems, Inc. Based on the peer group used in 2003, SAP’s share would have been 43% in the third quarter of 2004.

5)	These figures include revenues from designated solution contracts, as well as figures from integrated solution contracts, which are allocated based on usage surveys provided by SAP’s customers. Beginning in 2004, the Company changed its usage surveys for determining software revenues by solution. The usage surveys no longer include certain technology components, including BI and Portals since all technology components are now integrated with SAP NetWeaver. No prior comparable figures are available using the new method. For prior years’ information under the old method, please refer to SAP’s annual report on Form 20F.

About SAP
 SAP is the world’s leading provider of business software solutions*. Today, more than 24,450 customers in over 120 countries run more than 84,000 installations of SAP® software—from distinct solutions addressing the needs of small and midsize businesses to enterprise-scale solutions for global organizations. Powered by the SAP NetWeaver™ platform to drive innovation and enable business change, mySAP™ Business Suite solutions are helping enterprises around the world improve customer relationships, enhance partner collaboration and create efficiencies across their supply chains and business operations. SAP industry solutions support the unique business processes of more than 25 industry segments, including high tech, retail, public sector and financial services. With subsidiaries in more than 50 countries, the company is listed on several exchanges, including the Frankfurt stock exchange and NYSE under the symbol “SAP.” (Additional information at <http://www.sap.com>)

(*) SAP defines business solutions as consisting of Enterprise Resource Planning and related software solutions such as Supply Chain Management, Customer Relationship Management, Product Lifecycle Management, Supplier Relationship Management.

Any statements contained in this document that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. Words such as “anticipate,” “believe,” “estimate,” “expect,” “forecast,” “intend,” “may,” “plan,” “project,” “predict,” “should” and “will” and similar expressions as they relate to SAP are intended to identify such forward-looking statements. SAP undertakes no obligation to publicly update or revise any forward-looking statements. All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. The factors that could affect SAP’s future financial results are discussed more fully in SAP’s filings with the U.S. Securities and Exchange Commission (“SEC”), including SAP’s Annual Report on Form 20-F for 2003 filed with the SEC on March 23, 2004. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates.

Copyright © 2004 SAP AG. All rights reserved.
SAP, R/3, mySAP, mySAP.com, xApps, xApp, SAP NetWeaver and other SAP products and services mentioned herein as well as their respective logos are trademarks or registered trademarks of SAP AG in Germany and in several other countries all over the world. All other product and service names mentioned are the trademarks of their respective companies. Data contained in this document serves informational purposes only. National product specifications may vary.

SAP Reports 2004 Third Quarter and Nine Months Results	Page 10

For more information, press only:
 Herbert Heitmann, +49 (6227) 7-61137, herbert.heitmann@sap.com, EST
Markus Berner, +49 (6227) 7-42548, markus.berner@sap.com, EST

For more information, financial community only:
 Stefan Gruber, +49 (6227) 7-44872, investor@sap.com, CET
Martin Cohen, +1 (212) 653-9619, investor@sap.com, EST

(Tables to follow)

SAP Reports 2004 Third Quarter and Nine Months Results	Page 11

Consolidated Income Statements
SAP-Group     3rd Quarter
(unaudited)

(in EUR millions)

	2004	2003	Δ
Software revenue	491	433	13%
Maintenance revenue	720	655	10%
Product revenue	1.211	1.088	11%
Consulting revenue	482	479	1%
Training revenue	75	71	6%
Service revenue	557	550	1%
Other revenue	8	14	-43%

Total revenue	1.776	1.652	8%

Cost of product	-192	-201	-4%
Cost of service	-434	-413	5%
Research and development	-240	-222	8%
Sales and marketing	-356	-328	9%
General and administration	-91	-82	11%
Other income/expenses, net	-2	7	N/A

Total operating expense	-1.315	-1.239	6%

Operating income	461	413	12%

Other non-operating income/expenses, net	5	0	N/A
Financial income, net	-1	12	N/A

Income before income taxes	465	425	9%

Income taxes	-173	-171	1%
Minority interest	-1	-2	-50%

Net income	291	252	15%

Basic earnings per share (in €)	0.94	0.81	15%

SAP Reports 2004 Third Quarter and Nine Months Results	Page 12

Consolidated Income Statements
SAP-Group     3rd Quarter
(unaudited)

additional information
(in EUR millions)

	2004	2003	Δ
Pro-forma EBITDA reconciliation:
Net income	291	252	15%

Minority interest	1	2	-50%
Income taxes	173	171	1%

Net income before income taxes	465	425	9%

Financial income, net	1	-12	N/A
Other non-operating income/expenses, net	-5	0	N/A

Operating Income	461	413	12%

Depreciation & amortization	53	51	4%

Pro-forma EBITDA 2)	514	464	11%
as a % of Sales	29%	28%

Pro-forma operating income reconciliation:

Operating Income	461	413	12%

LTI/STAR	6	2	200%
Settlement of stock-based compensation programs	0	2	-100%
Total stock-based compensation	6	4	50%
Acquisition-related charges	8	6	33%

Pro-forma operating income excluding stock-based compensation & acquisition-related charges 1)	475	423	12%

SAP Reports 2004 Third Quarter and Nine Months Results	Page 13

Consolidated Income Statements
SAP-Group     3rd Quarter
(unaudited)

additional information
(in EUR millions)

	2004	2003	Δ
Finance income	-1	12	N/A

- thereof Impairment-related charges	-2	-2	0%

Income before income taxes	465	425	9%

Income taxes	173	171	1%

Effective tax rate	37%	40%

Pro-forma net income reconciliation:

Net income	291	252	15%

Stock-based compensation, net of tax	4	2	100%
Acquisition-related charges, net of tax	5	4	25%
Impairment-related charges, net of tax	2	2	0%

Pro-forma net income excluding stock-based compensation, acquisition-related charges, and impairment-related charges 1)	302	260	16%

Pro-forma EPS reconciliation:

Earnings per share (in €)	0.94	0.81	15%

Stock-based compensation	0.01	0.01	100%
Acquisition-related charges	0.02	0.01	25%
Impairment-related charges	0.00	0.01	0%
Pro-forma EPS excluding stock-based compensation, acquisition-related charges and impairment-related charges (in €) 1)	0.97	0.84	16%

Weighted average number of shares (in thousands)	310.784	310.680

SAP Reports 2004 Third Quarter and Nine Months Results	Page 14

Consolidated Income Statements
SAP-Group Nine months ended September 30

(unaudited)

(in EUR millions)

	2004	2003	Δ
Software revenue	1.358	1.216	12%
Maintenance revenue	2.084	1.896	10%
Product revenue	3.442	3.112	11%
Consulting revenue	1.411	1.434	-2%
Training revenue	223	223	0%
Service revenue	1.634	1.657	-1%
Other revenue	37	41	-10%

Total revenue	5.113	4.810	6%

Cost of product	-574	-574	0%
Cost of service	-1.274	-1.257	1%
Research and development	-732	-681	7%
Sales and marketing	-1.081	-993	9%
General and administration	-265	-255	4%
Other income/expenses, net	-2	1	N/A

Total operating expense	-3.928	-3.759	4%

Operating income	1.185	1.051	13%

Other non-operating income/expenses, net	-1	12	N/A
Financial income, net	36	20	80%

Income before income taxes	1.220	1.083	13%

Income taxes	-447	-421	6%
Minority interest	-4	-5	-20%

Net income	769	657	17%

Basic earnings per share (in €)	2.47	2.11	17%

SAP Reports 2004 Third Quarter and Nine Months Results	Page 15

Consolidated Income Statements
SAP-Group Nine months ended September 30

(unaudited)

additional information (in EUR millions)

	2004	2003	Δ
Pro-forma EBITDA reconciliation:

Net income	769	657	17%

Minority interest	4	5	-20%
Income taxes	447	421	6%

Net income before income taxes	1.220	1.083	13%

Financial income, net	-36	-20	80%
Other non-operating income/expenses, net	1	-12	N/A

Operating income	1.185	1.051	13%

Depreciation & amortization	153	153	0%

Pro-forma EBITDA 2)	1.338	1.204	11%

as a % of sales	26%	25%

Pro-forma operating income reconciliation:

Operating income	1.185	1.051	13%

LTI/STAR	28	42	-33%
Settlement of stock-based compensation programs	1	4	-75%
Total stock-based compensation	29	46	-37%
Acquisition-related charges	21	18	17%

Pro-forma operating income excluding stock-based compensation & acquisition-related charges 1)	1.235	1.115	11%

SAP Reports 2004 Third Quarter and Nine Months Results	Page 16

Consolidated Income Statements
SAP-Group Nine months ended September 30

(unaudited)

additional information (in EUR millions)

	2004	2003	Δ
Finance income	36	20	80%

- thereof Impairment-related charges	-3	-14	-79%

Income before income taxes	1.220	1.083	13%

Income taxes	447	421	6%

Effective tax rate	37%	39%

Pro-forma net income reconciliation:

Net income	769	657	17%

Stock-based compensation, net of tax	19	31	-39%
Acquisition-related charges, net of tax	13	11	18%
Impairment-related charges, net of tax	3	14	-79%

Pro-forma net income excluding stock-based compensation, acquisition-related charges, and impairment-related charges 1)	804	713	13%

Pro-forma EPS reconciliation:

Earnings per share (in €)	2.47	2.11	17%

Stock-based compensation	0.06	0.10	-39%
Acquisition-related charges	0.05	0.04	18%
Impairment-related charges	0.01	0.04	-79%

Pro-forma EPS excluding stock-based compensation, acquisition-related charges and impairment-related charges (in €) 1)	2.59	2.29	13%

Weighted average number of shares (in thousands)	310.857	310.791

SAP Reports 2004 Third Quarter and Nine Months Results	Page 17

Consolidated Balance Sheets
SAP Group (unaudited)
(in EUR millions)

ASSETS

	09/30/2004	12/31/2003	Δ
Intangible assets	541	421	29%
Property, plant and equipment	1.002	1.020	-2%
Financial assets	157	168	-7%

FIXED ASSETS	1.700	1.609	6%
Accounts receivables	1.539	1.771	-13%
Inventories and other assets	478	516	-7%
Liquid assets/Marketable securities	2.834	2.097	35%

CURRENT ASSETS	4.851	4.384	11%
DEFERRED TAXES	187	265	-29%
PREPAID EXPENSES	132	68	94%
TOTAL ASSETS	6.870	6.326	9%

SHAREHOLDERS’ EQUITY AND LIABILITIES

	09/30/2004	12/31/2003	Δ
SHAREHOLDERS’ EQUITY	4.124	3.709	11%
MINORITY INTEREST	20	59	-66%
RESERVES AND ACCRUED LIABILITIES	1.520	1.567	-3%
OTHER LIABILITIES	639	686	-7%
DEFERRED INCOME	567	305	86%
TOTAL SHAREHOLDERS’ EQUITY AND LIABILITIES	6.870	6.326	9%
Days Sales Outstanding	73	76

SAP Reports 2004 Third Quarter and Nine Months Results	Page 18

Consolidated Statements of Cash Flows
SAP-Group Nine months ended September 30

(unaudited) (in EUR millions)

	2004	2003
Net income	769	657

Minority interest	4	5

Net income before minority interest	773	662

Depreciation and amortization	153	153
Gains on disposal of property, plant and equipment and marketable equity securities, net	-14	-1
Write-downs of financial assets, net	7	8
Impacts of hedging	0	4
Change in accounts receivable and other assets	288	404
Change in deferred stock compensation	0	34
Change in reserves and liabilities	-66	-453
Change in deferred taxes	6	64
Change in other current assets	-72	-23
Change in deferred income	263	186

Net cash provided by operating activities	1.338	1.038

Acquisition of minorities in subsidiaries	-167	-9
Purchase of intangible assets and property, plant and equipment	-136	-153
Purchase of financial assets	-34	-12
Proceeds from disposal of fixed assets	57	19
Change in liquid assets (maturities greater than 90 days) and marketable securities	-359	-662

Net cash used in investing activities	-639	-817

Dividends paid	-249	-186
Change in treasury stock	-108	-88
Change in bonds, net	17	7
Other changes to additional paid-in-capital	6	-3
Proceeds from line of credit and long-term debt	57	9
Effect of STAR-hedges	-43	-22

Net cash used in financing activities	-320	-283

Effect of foreign exchange rates on cash	-1	-24

Net increase in cash and cash equivalents	378	-86

Cash and cash equivalents at the beginning of the period	1.340	1.122

Cash and cash equivalents at the end of the period	1.718	1.036

SAP Reports 2004 Third Quarter and Nine Months Results	Page 19

Nine Months Free Cash Flow (in €millions, unaudited)
SAP Group

	9M 2004	9M 2003	% Change
Operating Cash Flow	1,338	1,038	+29

Capital Expenditure	-117	-142	-18

Free Cash Flow	1,221	896	+36
Free Cash Flow as a % of Revenue	24%	19%	+5PP

Total Revenue	5,113	4,810	+6

Footnote1:

SAP has provided information in 2003, 2002 and 2001 using pro forma measures on a consolidated basis and released guidance based on these measures for 2004 and 2003. Management believes that those pro forma measures provide supplemental meaningful information to the investor to fully assess our financial performance of the core operations. Management excludes stock-based compensation expenses because we have no direct influence over the actual expense of these awards once we enter into Stock-Based Compensation Plans.

Eliminated expenses in the pro forma measures are defined as follows:

–	Acquisition-related charges include amortization of intangible assets acquired in acquisitions.

–	Impairment-related charges include other than temporary impairment charges on minority equity investments.

–	Stock-based compensation includes expenses for stock-based compensation as defined under US GAAP (STAR and LTI 2000) as well as expenses related to the settlement of stock-based compensation plans in the context of mergers and acquisitions.

However these measures should be considered in addition to, and not as a substitute for, or superior to, operating income, cash flows, or other measures of financial performance prepared in accordance with generally accepted accounting principles. The pro forma measures used by us may be different from pro forma measures used by other companies.

Footnote2:

Management believes that pro forma EBITDA and free cash flow are widely accepted supplemental measures of evaluating operating performance and liquidity among companies. However these measures should be considered in addition to, and not as a substitute for, or superior to, operating income, cash flows, or other measures of financial performance prepared in accordance with generally accepted accounting principles.